





INVEST IN **FELIX GRAY**

Best-in-class Blue Light glasses. Improving Your Relationship with Technology.

FelixGray

LEAD INVESTOR

Steven Himmel

Felix Gray pioneered the Blue Light glasses space with the proprietary, best-in-class lens (15x better!) and timeless frame designs. They're now leading an even larger and more important conversation around Digital Wellness: the ways in which we can improve our relationship with technology. The founding team is smart and dedicated with a proven history of operating experience. David has continued to lead Felix Gray forward. I'm always impressed with the ways in which he's diversified FG's risk and found ways for them to scale profitability.

Invested $26,000 this round & $2,450,000 previously

felixgray.com New York NY

Design | Health | Hardware Design | Eyewear | Healthy Lifestyle

Highlights

1. Best-in-class Blue Light glasses that pioneered the market
2. 400k happy customers and counting with an NPS of >70
3. 60% of Americans report symptoms of Digital Eye Strain
4. Strong D2C Profitable Growth (50% profitability improvement YoY)
5. Wholesale launched with key retailers like Target, Best Buy, and Nordstroms

5. Wholesale launched with key retailers like Target, Best Buy, and Nordstroms

Our Team

David Roger CEO

After graduating Cornell, David was a Venture for America fellow at Tony Hseih's Downtown Project where he built financial models. Not coincidentally, his eyes started to kill him. Unable to find a compelling solution, Felix Gray was born.

I was working for the former and now past CEO of Zappos, Tony Hseih, building financial models for his Downtown Project. My eyes started to kill me and I wondered why. As I dove deeper into the space, I realized

how much a company/product like Felix Gray was needed. And so, Felix Gray was born.



Bobby Shomrony   VP of Sales and Operations

After graduating from the University of Maryland in 2013, Bobby worked at several startups before joining Felix Gray in 2016. Employee #1 and has built an omnichannel customer experience platform that increases efficiencies across all sales channels.



Adrianna Lembo   VP of Sales

With over a decade of experience at businesses like Theragun and Simple Human, Adrianna has a proven history of helping brands grow through retail. She joined Felix Gray in 2021 and has already brought on major retailers like Best Buy and Target.



Michael Rostowsky   VP of Finance

Michael received his BBA from the Ross School of Business at the University of Michigan. Prior to FG, he worked on M&A as an investment banking analyst at Solomon Partners. At Felix Gray, he helps to lead our Finance and Operations teams.



Michael Walters   VP of Engineering

After graduating from TCNJ in 2013 Michael began working as a software developer and has worked across multiple industries for 9+ years. Michael began working at Felix Gray over 2 years ago. He is currently the VP of Engineering and leads the development of new features across our E-Commerce store.



Samantha Russell

Pitch



We are on a mission to improve our relationship with technology.

We call it Digital Wellness.

We're in front of our screens a lot.

| 1/3 | 43% | 60% |





















Of Americans spend 8 hours of the day in front of screens.

Of Americans have jobs that require daily prolonged computer use.

Of Americans report feeling symptoms of Digital Eye Strain (DES).

And it's having a real impact.

EYES & EYE HEALTH

Digital Eye Strain (eye fatigue, headaches) and potential long-term eye health issues.

SLEEP

Disrupted and inconsistent sleep patterns can lead to poor quality rest.

ERGONOMICS

Physical ergonomic issues primarily related to our necks, backs, and wrists.

ENERGY & PRODUCTIVITY

Spending lots of time on our digital devices can be draining to our energy and productivity.

Markets to address these issues are growing, like Blue Light Glasses.

20,185
18,528
17,018
15,651
14,405
13,273
12,243
11,303
10,445
9,661
8,942
10% of the eyewear market.
$
Value (Millions)
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Source: Global Computer and Gaming Glasses Market Study, Opportunities & Forecast, Reports Monitor, 2018

(That's why we have 400k customers and counting.)

And adjacent markets are growing too.

   

SLEEP SOLUTIONS

Sleep Aids Market is $32.6B in 2021 in U.S.
Source

Melatonin Market to be $2.5B globally by 2025
Source

ERGONOMICS

Incremental $800M in value through 2024
Source

Global Ergonomic Chair Market growing from $12B to $24B by 2028
Source



Felix Gray is uniquely positioned to enter these other markets through our Digital Wellness mission.

What we've already built...

Our lenses are clear and effective using the Felix Gray infusion method.

We use a proprietary Blue Light filtering solution infused within the lens to filter almost 90% of high-energy Blue Light and 30% at peak emittance (455nm). This allows our lenses to filter Blue Light better than the others.

- ✓ Proprietary Blue Light filtering solution
- ✓ Double sided, fully dipped anti-glare coating
- ✓ 100% UVA/UVB protection
- ✓ Certified Grade A ophthalmic quality

Our lenses filter Blue Light better than other lenses in the market.

 **TINTED LENSES**
Using yellow or orange tints to filter Blue Light results in obvious color distortion.

 **COATED LENSES**
Coatings generally prove less effective for filtering the most impactful Blue Light and tend to chip, scratch, or wear over time.

 **DYED LENSES**
Lenses injected with dye (UV400 & UV420) don't filter Blue Light where it matters most.

A quick side-by-side comparison.

	TINTED LENSES	COATED LENSES	DYED LENSES	FELIX GRAY LENSES
Clear, no color distortion		✓	✓	✓
Filtration at highest energy Blue Light wavelengths	✓	✓	✓	✓
Quality filtration at peak screen emittance	✓			✓
Filtration at sleep range wavelengths (459-484nm)	✓			✓
High-quality lenses and proven longevity	✓			✓
Certified grade A opthalmic quality				✓

Better than the rest. 15X better, in fact.



The media loves us.

"My eyes are no longer tired within the first half of my workday. And I feel a lot better knowing that I am protecting my eyes."

goop

"These frames were designed to beat eye strain with style and comfort, inspired by people who were tired of headaches and blurry vision."

elite daily

"Not only do Felix Gray glasses look great, but they go from work to play and back to work effortlessly. Of course, the lack of chronic headaches is also a perk."

BUSTLE

"Felix Gray offers an attractive option: stylish, high quality eyeglasses that effectively reduce eyestrain without looking like computer glasses."

Forbes

"Luckily, the Blue Light eyewear brand, Felix Gray, is making surprisingly chic computer specs."

THE WALL STREET JOURNAL.

"The brand I finally decided on was Felix Gray, and I'm here to report that I have not had a single screen-induced headache since I bought their glasses."

BuzzFeed

But more importantly, our customers love us.

★ ★ ★ ★ ★

"Great glasses. No more swollen, pained eyes. And I'm sleeping full nights again."

KENNETH G.

★ ★ ★ ★ ★

"Very comfortable, I like the way they look on me, and my eyes feel so much better."

ELIZABETH S.

★ ★ ★ ★ ★

"I've heard about these for a while. I work all day at a computer and they're amazing."

BENJAMIN T.

9/10 Customers experience significant relief from Digital Eye Strain.

>70 NPS

Direct-to-consumer is already strong.



ROAS: 3x
CAC: $62
CPT: $39







Already diversifying growth through Wholesale.

TARGET

400 Stores (Apr 22)
1K+ Store Potential

BEST BUY

500 Stores (Fall 22)
~1K Store Potential

GameStop · Saks Fifth Avenue · NORDSTROM · Madewell

Felix Gray
InSight by Felix Gray
Eye Comfort & Vision Support

New Digital Wellness products grow LTV.

Eye Supplement (Launched)
Launched in August at $33/month.

Accessories & Warranty (Launched)
Launched three accessory products in Q3 21 at a 25% rate.

Contacts (Estimated Q3 22; beta complete)
25-40% of our customer base already wears contacts.

Eyedrops (Estimated Q4 22; beta complete)
45% increase in eye drops interest according to Google Trends.

Ergonomics (Estimated Q4 22)
>50% of our customers complain about their ergonomics.

Sleep (Estimated Q1 23)
>50% of our customers cite wanting to improve their sleep.

Supporting profitable growth, while staying authentic to our brand.

D2C Blue Light Glasses + Omnichannel Expansion + Re-market New Digital Wellness Products + Cost Improvements & Gross Margin

Income Statement ($USD)	2021A	2022YE
Online	$5,129,361	$6,217,327
Corporate Sales	303,870	710,583
Offline / Wholesale	501,487	2,242,350
Amazon	629,340	990,346
Retail	1,786	–
Gross Revenue	**$6,565,844**	**$10,160,606**
Contra Revenue	(1,139,449)	(1,994,647)
Net Revenue	**$5,426,395**	**$8,165,959**
COGS	1,750,172	2,751,661
Gross Profit	**$3,676,223**	**$5,414,298**
Gross Margin %	*67.7%*	*66.3%*
Net Logistics Expense	281,497	414,327
Direct Marketing (Incl. Amazon)	2,851,481	2,475,563
Contribution Profit	**$543,246**	**$2,524,408**
Contribution Margin %	*10.0%*	*30.9%*
Headcount	1,575,499	1,371,375
Other Opex	1,523,460	1,201,750
EBITDA	**($2,555,713)**	**($48,717)**
EBITDA Margin %	*(47.1%)*	*(0.6%)*

Financials

D2C Revenues grow as we scale spend efficiently.

Wholesale driven largely by mass retail, like Target and BBY (~1000 stores by Summer 2022).

New products improve ROAS and revenue by remarketing to our 400k+ happy customers and followers.

Continual improvement to OpEx and Gross Margins enable further profitability.

RR EOY is 2022 is $16.5M Revenue / $1.8M EBITDA.

Forward looking projections cannot be guaranteed.